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January 22, 2014

Via EDGAR and Hand Delivery

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Susan Block, Attorney-Advisor

Re:	Malibu Boats, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed January 13, 2014
File No. 333-192862

Dear Ms. Block:

On behalf of Malibu Boats, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated January 16, 2014, relating to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 filed with the Commission on January 13, 2014 (the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, we are also hand delivering hard copies of this letter together with courtesy copies of the Amendment marked to show changes from the Registration Statement as filed with the Commission on January 13, 2014.

For your convenience, the text of each of the Staff’s comments is set forth in italics below, followed in each case by the Company’s response in regular type. Page number references in our responses refer to the Amendment. Capitalized terms used but not defined herein are used herein as defined in the Amendment. The responses and information described below are based upon information provided to us by the Company.

Prospectus Summary, page 1

Our Strengths, page 2

Compelling Margins and Cash Flows, page 4

1.	Please clarify your statement that you generate significant excess cash flow, given the decrease in cash for the fiscal year ended June 30, 2011 and the three months ended September 30, 2012 and 2013 as reported in the statements of cash flows.

In response to the Staff’s comment, the Company revised its disclosure on pages 5 and 82 of the Amendment to clarify that its “low capital expenditure requirements and a highly efficient working capital cycle” led to excess cash flow in fiscal years 2012 and 2013.

January 22, 2014

Principal and Selling Stockholders, page 122

2.	Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker dealers. If any of the selling stockholders are broker-dealers or affiliates of broker-dealers, please disclose in your Underwriting section that such sellers are underwriters or provide an analysis as to why you believe such persons are not acting as statutory underwriters.

In response to the Staff’s comment, the Company revised the disclosure on page 127 of the Amendment to disclose that the Canyon Master Fund, one of the selling stockholders, is affiliated with a registered broker-dealer, and that the Canyon Master Fund acquired the securities in the ordinary course of business and, at the time of the acquisition, had no agreement or understanding, directly or indirectly, with any person to distribute the securities. The Company advises the Staff that the Canyon Master Fund has indicated that it has held an ownership interest in the LLC for over six years. Although the Canyon Master Fund will acquire the shares of Class A Common Stock that it is selling in this offering through a change in the form of its ownership of the LLC as a result of the pre-closing merger disclosed on page 98 of the Amendment, the Company does not believe that such pre-closing merger changes the conclusion that the Canyon Master Fund is not acting as a statutory underwriter.

3.	Please add disclosure to accompany the table on page 124 to explain that the columns showing the changes in the number of LLC units beneficially owned, after the offering, relate to the use of proceeds from the offering to purchase LLC Units.

In response to the Staff’s comment, the Company has revised the disclosure on pages 127-128 of the Amendment to clarify that the table columns showing the changes in the number of LLC Units beneficially owned following the offering relate to the use of proceeds from the offering to purchase LLC Units.

4.	In this regard, please include a cross reference to this chart, found on page 124, in the third paragraph under “Use of Proceeds,” at page 38.

In response to the Staff’s comment, the Company has revised the disclosure on page 41 of the Amendment to include a cross-reference to the chart found on page 127 of the Amendment.

5.	Also, please disclose how the additional LLC unit purchases will be allocated among the beneficial owners of LLC units if the underwriters’ option is not exercised in full.

In response to the Staff’s comment, the Company has revised the disclosure on page 41 of the Amendment to describe the allocation of the additional LLC Unit purchases among the beneficial owners of LLC Units in the event the underwriters’ over-allotment option is not exercised in full.

*      *      *

We appreciate in advance your time and attention to this Amendment, as well as to our comment responses. Should you have any additional questions or concerns, please call me at (615) 850-8476.

Very truly yours,

J. Chase Cole

Waller Lansden Dortch & Davis, LLP

Enclosure